Rama Padmanabhan

T: +1 858 550 6024

padmanabhan@cooley.com

October 15, 2013

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra M. Ledbetter

Re:                            Verenium Corporation

Schedule 14D-9

Filed October 2, 2013

File No. 005-60329

Ladies and Gentlemen:

On behalf of Verenium Corporation (the “Company”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Second Amendment”) to the Company’s Schedule 14D-9, initially filed with the Commission on October 2, 2013, and amended by Amendment No. 1 to Schedule 14D-9 filed with the Commission on October 4, 2013 (as amended, the “Schedule 14D-9”).

The Second Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 10, 2013 from Alexandra M. Ledbetter (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Ms. Ledbetter of the Commission’s Division of Corporation Finance, Office of Mergers and Acquisitions.

Staff Comments and Company Responses

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.                                      Comment:  Refer to the italicized paragraph on pages 11-12 and, in particular, the following sentence: “Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein.” Please revise to remove any potential implication that the Merger Agreement and the Tender and Support Agreements do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about Verenium in Verenium’s public reports filed with the Commission.

Response:

The Company acknowledges the Staff’s comment and, as requested, has revised the referenced disclosure on pages 11-12 to remove any potential implication that the Merger Agreement and the Tender and Support Agreements do not constitute public disclosure under the federal securities laws as follows:

“Accordingly, investors and stockholders should not rely on the representations and warranties as characterizations of the actual state of affairs of Verenium and should consider the information in the Merger Agreement and Tender and Support Agreements in conjunction with the entirety of the factual disclosure about Verenium in Verenium’s public reports filed with the SEC.”

Item 4. The Solicitation or Recommendation, page 12

(i) Background of the Offer and Merger, page 12

2.                                      Comment:  We note the disclosure on page 15 that the board considered “the efficacy of contacting any potential sponsors, given the Company’s profile,” and ultimately “agreed that no financial sponsors should be contacted.”  Please expand the disclosure to explain the rationale for this decision.

Response:

The Company acknowledges the Staff’s comment and, as requested, has revised the referenced disclosure on page 15 to more fully explain the rationale behind the Board’s decision not to contact financial sponsors as follows:

“Representatives of UBS also discussed the efficacy of contacting any potential financial sponsors, given the Company’s profile. Specifically, representatives of UBS discussed with the Board that it was unlikely that a financial sponsor bid would be competitive with a strategic bidder such as BASF because of the required expected equity returns of financial sponsors and the likely difficulty a financial sponsor may have in obtaining low cost debt financing for the acquisition because of Verenium’s small size and lack of positive EBITDA.”

(iv) Opinion of Verenium’s Financial Advisor, page 28

3.                                      Comment:  We note the statement on page 28 that the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS reviewed.  Please expand the disclosure to explain the basis for this belief.

Response:

The Company acknowledges the Staff’s comment and, as requested, has expanded upon the applicable disclosure on page 29 to explain the financial and operating characteristics of the Company that cause its financial results to have limited comparability, for valuation purposes, in comparison to other companies and transactions that UBS has participated in, as follows:

“With respect to selected companies analyses and selected transactions analyses generally, no company or transaction used as a comparison is identical to the specific company or transaction at issue. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned. In addition, the financial and operating characteristics of Verenium cause its financial results to have limited comparability, for valuation purposes, to those of other companies and transactions that UBS have reviewed because of Verenium’s lack of recent historical EBITDA and lack of projected EBITDA for future periods for which research analyst projections were available for companies believed to be generally relevant to Verenium. Accordingly, UBS relied primarily on a discounted cash flow analysis of such forecasts and estimates for purposes of its opinion.”

Item 8. Additional Information, page 34

Notice of Appraisal Rights, page 35

4.                                      Comment:  We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and October 21, 2013,” both of which would occur prior to the consummation of the merger.  Please revise to clarify precisely when the consummation of the offer will occur.  For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.  Please also clarify whether the failure to deliver the written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.  Lastly, we note that in the Schedule TO the bidder refers to October 31, 2013, as opposed to October 21; please revise to clarify the deadline.

Response:

The Company acknowledges the Staff’s comments and, as requested, has revised the referenced disclosure on page 36 to clarify that the consummation of the offer occurs on the first date on which BASF Corporation accepts for payment shares tendered and not withdrawn pursuant to the offer and to further clarify that failure to deliver the written demand for appraisal rights may result in termination or waiver of appraisal rights under Section 262 of the Delaware General Corporation Law as follows:

“If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•                  prior to the consummation of the Offer, which is the first date on which Parent deposits funds with the depositary for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Verenium at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;

•                  not tender their Shares in the Offer; and

•                  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Failure to deliver the written demand for appraisal may result in termination or waiver of appraisal rights under Section 262 of the DGCL.”

Finally, the Company hereby confirms to the Staff that the reference to October 21, 2013 as the date of the deadline is correct, and that Pastinaca Acquisition Inc., a wholly owned subsidiary of BASF Corporation, is filing a corresponding amendment on or about the date of this letter to the Tender Offer Statement on Schedule TO to clarify that the period will end upon consumation of the offer.

The statement from the Company requested by the Staff is included as Annex A to this response letter. The Company respectfully requests the Staff’s assistance in completing the review of the Schedule 14D-9 and the Second Amendment at your earliest convenience.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please do not hesitate to call me at (858) 550-6024 or Barbara Borden at (858) 550-6064 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Rama Padmanabhan
Rama Padmanabhan

cc:	Verenium Corporation
Alexander A. Fitzpatrick
James E. Levine

Cooley LLP
Ben W. Beerle
Barbara L. Borden
Matthew T. Browne

Annex A

Verenium Corporation

3550 John Hopkins Court

San Diego, California 92121

October 15, 2013

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:         Verenium Corporation

Schedule 14D-9

Filed October 2, 2013

File No. 005-60329

Ladies and Gentlemen:

In connection with the above-captioned filings, Verenium Corporation (“Verenium”) hereby acknowledges that:

•                  Verenium is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•                  Verenium may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VERENIUM CORPORATION

By:	/s/ James E. Levine
Name: James E. Levine
Title: President and Chief Executive Officer